1555 Palm Beach Lakes Boulevard, Suite 310 West Palm Beach, FL 33401-2327 Tel: (561) 478-7077 Fax: (561) 659-0701 www.harriscramer.com

October 18, 2010

VIA EDGAR
Mr. Tim Buchmiller
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3030
Washington, DC  20549

Re:	Ecosphere Technologies, Inc.
Form 10-K for the Year Ended December 31, 2009
Filed March 31, 2010
File No. 000-25663

Dear Mr. Buchmiller:

Confirming our telephone conversation, this confirms that our client, Ecosphere Technologies, Inc. may have a total of 20 business days to respond to your letter of October 4, 2010.  Our client shall respond on or before the close of business on Tuesday, November 2, 2010.

Thank you very much for your consideration.

Very truly yours,

/s/ Michael D. Harris
Michael D. Harris

MDH/df